EXHIBIT (a)(6)

STORAGE ACQUISITION COMPANY, L.L.C. COMMENCES CASH TENDER OFFER
FOR HOME PRODUCTS INTERNATIONAL, INC. AT $2.25 PER SHARE

     Chicago, IL, November 12, 2004— Home Products International, Inc. announced today that Storage Acquisition Company, L.L.C. has commenced a cash tender offer to acquire each outstanding share of common stock of Home Products (NasdaqSC: HOMZ) at a price of $2.25 per share. The members of Storage Acquisition Company are EGI Fund (02-04) Investors, L.L.C., Triyar Storage Investment Company, LLC, Joseph Gantz and Walnut Investment Partners, L.P. Home Products previously announced on October 29, 2004, that Storage Acquisition Company and Home Products had signed an acquisition agreement for Storage Acquisition Company to acquire the outstanding shares of Home Products’ common stock through a tender offer.

     A special committee of the board of directors of Home Products, comprised solely of disinterested and independent directors, unanimously approved the acquisition agreement and determined that the offer is fair to Home Products’ stockholders and recommended that the board of directors of Home Products recommend that the stockholders tender their shares of common stock to Storage Acquisition Company. Based on the Special Committee’s analysis and determination, the board of directors of Home Products has approved the acquisition agreement and determined that the offer is fair to the holders of Home Products’ common stock and recommends that the stockholders tender their shares of common stock pursuant to the offer.

     The tender offer is subject to certain conditions set forth in the Offer to Purchase referenced below, including the condition that a minimum of 80% of all of the outstanding shares of common stock (not including shares underlying options, warrants or other rights to acquire or securities convertible into common stock), other than shares held by the offeror, its members or its affiliates, are tendered.

     Unless the tender offer is extended, the tender offer and withdrawal rights for tendered shares will expire at 5:00 P.M., New York City time, on December 13, 2004. The acquisition agreement does not provide for any subsequent, or “second step,” transaction (such as a merger or stock split) in which the offerors would acquire all Home Products’ common stock that they do not own when the tender offer has been completed. Accordingly, if the tender offer is completed and the offeror does not purchase all of the shares of Home Products’ common stock, stockholders that do not tender their shares will remain stockholders of Home Products. Depending on the number of such stockholders, Home Products may or may not be eligible to terminate its status as a mandatory filer of annual and periodic reports with the SEC. Storage Acquisition Company has informed Home Products that it intends to cause it to terminate that status after the completion of the tender offer, if it is eligible to do so. Even if that status is terminated, the Company will continue to be required to file certain reports with the SEC under Home Products’ indenture governing its 9 5/8% senior subordinated notes due 2008. However, the Company will not be subject to other SEC requirements if such status is terminated, including certain provisions enacted in the Sarbanes-Oxley Act. Whether or not such status is terminated, Storage Acquisition Company has advised the Company that, following the completion of the tender offer, it intends to cause the Company to voluntarily terminate the listing of its common stock on the NASDAQ SmallCap market, which will result in significantly reduced liquidity for any shares that continue to be held by stockholders other than the offeror.

     The complete terms and conditions of the tender offer are set forth in the Offer to Purchase, Letter of Transmittal and other related materials being filed by the offeror with the SEC. In addition, Home Products is filing with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 relating to the tender offer. Copies of the Offer to Purchase, Letter of Transmittal and other related materials, including the Solicitation/Recommendation Statement, are available from MacKenzie Partners, Inc., the information agent for the tender offer, at (800) 322-2885 (toll free). Mellon Investor Services LLC is acting as depositary for the tender offer.

Notice To Investors

     This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer statement filed with the SEC on Schedule TO (including the Offer to Purchase, Letter of Transmittal and other offer documents) (the “Schedule TO”) and the Solicitation/Recommendation Statement being filed with the SEC on Schedule 14D-9 (the “Schedule 14D-9”) contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials are available to Home Products’ stockholders at no expense to them. In addition, all of those materials (and all other offer documents filed with the Securities and Exchange Commission) are available at no charge on the Securities and Exchange Commission’s Website at http://www.sec.gov/.

About Home Products

     Home Products International, Inc. is an international consumer products company specializing in the manufacture and marketing of quality diversified housewares products. The Company sells its products through national and regional discounters including Kmart, Wal-Mart and Target, hardware/home centers, food/drug stores, juvenile stores and specialty stores.

Cautionary Note Regarding Forward-Looking Statements

     This press release contains forward-looking statements regarding Home Products International, Inc. that are subject to risks, uncertainties and assumptions, including those identified below, as well as other risks not yet known to the Company or not currently considered material by the Company. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may differ materially from those expected. These risks include, but are not limited to, the risk the tender offer will not be consummated because the conditions thereto are not satisfied, as well as risks and uncertainties associated with the Company’s operating results and prospects. For a more detailed description of these and other risk factors, please refer to the Company’s SEC filings, including the Schedule TO and the Schedule 14D-9. The Company undertakes no obligation to update any such factors or to announce the results of any revision to any of the forward-looking statements contained herein to reflect future events or developments.

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